Filed by Emeritus Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

Commission File No.: 001-14012

Emeritus Corporation made available on its website www.EmeritusForward.com the following information relating to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 20, 2014 (the “Merger Agreement”), by and among Emeritus Corporation, Brookdale Senior Living, Inc. (“Brookdale”) and Broadway Merger Sub Corporation, a wholly owned subsidiary of Brookdale.

[Introductory Page to www.EmeritusForward.com website]

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

[Home Page]

Industry Leaders Merge to Deliver Full Continuum of Senior Living Solutions

Combined senior living expertise meets evolving needs of seniors

Emeritus Senior Living and Brookdale Senior Living, the nation’s two leading senior living solutions providers, plan to combine their award-winning expertise, resources and dedication to serve seniors throughout the United States. With the nation’s senior population growing rapidly, this merger will support them and their families with an unprecedented continuum of services throughout the aging experience.

Emeritus is the nation’s premier provider of assisted living and memory care communities. Emeritus, which has served seniors and families for more than 20 years, has a passion for making a difference in the lives of residents.

Brookdale is the country’s largest owner and operator of senior living communities. For the past 35 years, Brookdale has earned an exceptional reputation for the high quality care and services it provides coast to coast.

Upon the merger’s anticipated completion by the third quarter of this year, the new company – to be known as Brookdale Senior Living – will have over 1,100 senior living communities in 46 states. It will serve more than 112,000 seniors and their families with a workforce of over 80,000. Its scope of services will include independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The company also plans to create a comprehensive post-acute care continuum.

Most importantly, the companies’ shared dedication to providing seniors with outstanding care, meaningful lives and innovative answers to questions of aging will be central to the new organization, now and into the future.

Links on side of page:

•	Quick Facts about Emeritus and Brookdale (Link to Quick Facts page)

•	In Their Own Words

Click here to hear what the leadership teams have to say about the Tradition of Commitment to Seniors. (link to In Their Own Words pdf)

•	The Combined Continuum of Locations (Link to combined community map)

[Our Shared Commitment Page]

Our Shared Commitment

Emeritus and Brookdale share a value that is at the foundation of everything we do – we are passionately committed to making a difference in the lives of those in our care. This is why our peers and the industry have consistently honored our two companies with the highest awards for best care practices. Together, we will remain committed to meeting our residents’ needs and continually innovating our services on their behalf.

The cultures and values of Emeritus and Brookdale have many similarities. In addition to having a passion for seniors as the cornerstone for everything we do, we value honesty, integrity, partnership, and trust. In both organizations, we have made it a priority to hire individuals who see working with seniors as a calling. This shared commitment to exceptional care will be the primary reason for our future collective success.

With more seniors and families across the country needing services every day, we are bringing together our dedication and expertise to create a national senior solutions company. We are committed to offering the continuum of services that fulfills individual care needs and provides an easier transition through the aging experience.

Links on side of page

•	Quick Facts about Emeritus and Brookdale (Link to Quick Facts page)

•	In Their Own Words: Tradition of Commitment to Seniors (Link to In Their Own Words page)

•	The Combined Continuum of Locations (Link to combined community map)

•	Public Press Release (Link to public press release page)

[Residents and Families Page]

For Our Residents and Families

As you know, Emeritus and Brookdale have made an agreement to merge our two companies.

With this news, we want you to know that continuing to provide you with the same excellent care and service you expect at your community is a top priority for us. You will continue to be assisted by the same people you have come to know and to enjoy all the amenities of your community – your home!

This merger will create a new senior living company that has significant benefits for our residents.

•	By bringing together the industry’s leading providers of senior living solutions, we will be able to continue to evolve and expand the services that residents receive.

•	With more resources, more can be done to enhance programs and services.

•	We will continue to renovate and rejuvenate the communities’ living spaces.

•	We will invest in systems that will benefit our employees. This allows our staff to focus on what they do best – care for our residents and families.

As we combine resources and share our best practices, we will continue innovating new approaches for senior care. As a leader, we intend to shape best practices that will benefit our residents and provide a Standard of Excellence care model for all seniors.

We anticipate the merger will be completed by the third quarter of this year. We are committed to sharing information with you on a regular basis through this website, and your Executive Director will share any updates with you as well. If you have a specific question, we invite you to direct it to the dedicated company email address, AskUs@emeritus.com.

Together, we remain committed to listening to your needs and concerns and to tailoring our services to meet those needs. We look forward to serving you for many years to come.

Please click here for frequently asked questions.

Please add to the same links on right hand side and include:

A letter to our Residents and Families (provide link to pdf)

Residents and Families

Frequently Asked Questions

Why are the companies merging?

We believe this merger will be good for all seniors. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services. This merger will create the first truly national senior living company offering the most comprehensive set of senior care solutions.

Brookdale and Emeritus Senior Living are well-matched for this purpose, and this decision makes sense from both a care and business standpoint. We share a rich heritage and similar strengths, including customer-focused cultures and a commitment to continuous improvement and innovation. We also have a shared value that is at the foundation of everything we do - we are passionately committed to making a difference in the lives of those in our care.

Who is Brookdale?

Brookdale Senior Living is a leading owner and operator of senior living communities throughout the United States. The company is committed to providing senior living solutions within properties that are designed, purpose-built and operated with the highest-quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia-care communities and continuing care retirement centers. Through its Innovative Senior Care program, the Company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdale.com.

What services will the new company offer?

The combined organization will create a full complement of senior solutions in senior living, including independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care.

What will change for the residents?

Our residents will not be impacted directly by this change. You will continue to receive the same excellent care and service you to expect at your community. You will continue to be assisted by the same staff you have come to know and continue to enjoy all the amenities of your community.

Will the staff at the community change?

The community staff will stay the same. By design, the merger will not impact resident care in our communities.

Will the communities have new names?

Current Emeritus communities will eventually have their name changed to reflect the Brookdale brand. The timing on name changes is still yet to be determined.

Will my community change? Amenities? Services?

There will be little to no change in the operation of your community. You will continue to receive the same excellent care and service you have come to expect while living in your communities. You will continue to be assisted by the same employees you have come to know, and continue to enjoy all the amenities of your communities –your homes! Over time, we expect to combine our best practices for improvements and enhancements in service and care.

Where are we in the process? When will the merger be final?

We have announced that Brookdale and Emeritus have signed an agreement to merge the two companies. The merger agreement is subject to shareholder votes from the companies, regulatory approvals and third-party consents, such as lenders and landlords. It is expected to be completed in the third quarter of this year.

Is the new company going to change my contract?

The new company will honor all contracts that are in place. Over time, we will migrate to common forms.

Do I need to alert my physician or my healthcare providers of this change?

No, this will not be necessary because your arrangements with your healthcare providers will not be impacted by this merger.

Will my rates or care fees be increasing?

No, the merger itself will not impact pricing. We work with residents one at a time and economic arrangements and levels of care are unique to each resident’s needs. Historically, rates in senior housing are affected by such things as operating costs, changes in the regulatory environment, general economic conditions, and local market competitive dynamics. There are some subtle differences between the two companies in terms of a menu of pricing, and our packaging of services is different in terms of care planning and price structures.

When will the new company start managing this community?

We expect to move forward with the existing community management teams, the same people you already know.

Who do I talk to if I have a concern?

Please speak with your Executive Director. Your ED will also have contacts and resources to help address questions where more information may be needed.

How do I reach the Corporate Office when I have a concern or suggestion?

We invite you to direct questions to our dedicated email address, AskUs@emeritus.com.

How can I learn more about Brookdale?

There is a variety of information available at www.brookdale.com.

How can I learn more about this merger?

There is a variety of information available at a dedicated website, www.EmeritusForward.com. We will update this site regularly as information becomes available.

What are the biggest differences between Emeritus and Brookdale and how will care be different with the new company?

Frankly, what’s interesting is how similar our companies are. Brookdale and Emeritus have shared values that are at the foundation of everything we do - we are passionately committed to making a difference in the lives of those for whom we care, and we value honesty, integrity, partnership, and trust. In both organizations, our employees view what they do as more than a job; it’s a calling. Together, we will remain committed to listening to our residents’ needs and concerns, and tailoring our services to meet those needs. We are both leaders in our industry because we have done the right things. We plan to do observations to understand how and why things are done a certain way and over time combine our processes in such things as the dining programs and clinical services platforms. It’s important to note that both companies take care residents’ one person at a time.

Who will be my main point of contact once the merger is complete?

Your Executive Director, who we expect will remain the same.

Where do I send my bill?

No change. Please continue to send your bill to the same billing address as you have always done.

[EMERITUS SENIOR LIVING LETTERHEAD]

February 20, 2014

Dear Residents and Families:

We are pleased to let you know that Emeritus Senior Living and Brookdale Senior Living have agreed to merge to better serve the needs of all our residents. Upon completion, this merger will bring together the expertise and resources of the nation’s two leading senior living companies with the goal to provide our residents more choice and options for care and services, and greater flexibility to make transitions as life changes.

Emeritus is the nation’s premier provider of assisted living and memory care communities. We have been serving seniors and their families for more than 20 years and have a passion for making a difference in the lives of our residents.

Brookdale is the country’s largest owner and operator of senior living communities. For the past 35 years, they have earned an exceptional reputation for the high quality care and services they provide their residents from coast to coast. Brookdale provides a full continuum of senior living communities and a broad spectrum of ancillary services, which include home health, therapy, short term rehabilitation, hospice, and private duty home care. Like Emeritus, Brookdale caregivers see working with residents as more than a job, but a calling.

Bringing together these two companies will enable us to expand our services and solutions to better meet your current and future senior living wants and needs. Together, we will offer the most comprehensive set of solutions for seniors, including senior living, home health, hospice, therapy, short-term rehabilitation and long-term care. Our collective experience and resources will allow us to provide you the best programs and services, delivered through a stronger company even better able to meet your needs.

As we combine our companies, nothing remains more important to us than your continuing to receive the same excellent care and service you have come to expect while living in your community. You will continue to be assisted by the same people you have come to know and to enjoy all the amenities of your community – your home!

We are committed to sharing information with you on a regular basis and have created a website specifically to provide you with ongoing information and to answer questions about the merger process at www.EmeritusForward.com. Of course, feel free to discuss this exciting event with your Executive Director.

Emeritus and Brookdale share values that are at the foundation of everything we do - we are passionately committed to making a difference in the lives of those we serve. Together, we will remain committed to listening to your needs and concerns, and tailor our services to meet those needs. We look forward to serving you for many years to come.

Warm regards,
Chris Hyatt
Chief Operating Officer

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings” or by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31,2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

[For Our Employees Page]

For Our Employees

As you know, Emeritus and Brookdale have made an agreement to merge. A prime reason Brookdale and Emeritus have grown into the great companies they are today is your dedication and commitment. We have created this page to provide you with ongoing information and to answer your questions. We will update this website regularly as soon as information becomes available.

Brookdale and Emeritus are well matched for this purpose. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services, and this newly formed company will be in a better position to serve them. We both have a shared value that is at the foundation of everything we do – we are passionately committed to making a positive difference in the lives of those in our care.

We anticipate the merger to be completed by the third quarter of this year. While most of the details are not yet determined, it is important for you to know these discussions are underway and that we will provide information as soon as it becomes available.

In addition to regular updates on this website, your supervisor will be available to provide information and answer questions about any changes to your work or projects. We have set up a designated page on our employee communications website, www.YouAndEmeritus.com to provide more information and answer questions that pertain to you as an individual employee. If you have a question that has not been addressed on these websites or your supervisor, we invite you to ask specific questions through our dedicated email address: AskUs@emeritus.com.

Nothing remains more important than continuing your extremely valuable work on behalf of our residents, their families and our communities. We recognize it can be difficult to forge ahead when there are unanswered questions, but please know that it’s vitally important that we do so in order to best care for our residents.

Community-Based Employees

Emeritus community staff and leadership will remain in place to provide the same excellent care and service that our residents have come to expect.

Home Office Employees, and Regional, Division and Executive Leadership

Emeritus and Brookdale leadership are just beginning to explore how the Emeritus Home Office staff and regional, divisional and executive leadership will fit into the structure of the combined company.

Nurse On Call Employees

The merger will have minimal impact on your day-to-day responsibilities caring for patients and residents. As we grow together the merger will allow for more opportunities for future growth and the ability to provide expanded services to the patients and residents we serve. Click here for more information.

Most of all, we thank you for your dedication, support and patience as we determine our next steps, and for your continued passion in making a positive difference in our residents’ lives.

For Emeritus employee specific information, please visit www.YouAndEmeritus.com. (Provide a hyperlink to this site).

For Nurse on Call Employees:

Brookdale Senior Living and Emeritus Senior Living have announced an agreement to merge the nation’s two leading senior living companies. The merger will create the first truly national senior provider to meet the needs of a growing population of seniors.

We are excited about the merger.

Along with a greater geographic presence, this merger will enable Emeritus and NOC to expand the services and solutions it can offer to our clients and future prospects. The combined organization will create a full complement of senior solutions in senior living (including independent living, assisted living, dementia care and skilled nursing), home health, hospice, therapies, short term rehabilitation, long term care and private duty home care. The company will have than 1,100 communities in 46 states and the capacity to serve more than 112,000 seniors and their families.

We believe this will merger will be good for Nurse On Call.

It’s noteworthy that our company cultures and values have many similarities. We both rely on a passion for serving seniors as a cornerstone for what we do; and, we value honesty, integrity, partnership, and trust. In both organizations, our associates view what they do as more than a job; it’s a calling. This shared commitment to quality care will be the primary reason for our future collective success.

The merger provides Nurse On Call with the opportunity to enrich more lives and expand its footprint and best-of-class services:

•	The new company will cover all 30 top MSA’s and 46 states

•	Nurse On Call will add value to Brookdale, Innovative Senior Care (ISC), ancillary efforts which have been primarily therapy and in-house focused

•	Nurse On Call can take advantage of Brookdale ancillary service synergies and enter markets more quickly

We believe this merger will be good for the people we serve.

There are hundreds of thousands of seniors who contemplate senior living. The millions of seniors and their families who don’t know what to do when the time comes to determine how to care for themselves or their loved ones will benefit from having greater awareness of Brookdale and the solutions that are available for them.

•	They will benefit from having a single point of contact and trusted partner with the industry’s broadest scale and scope of services.

•	They will benefit from the collective knowledge, skills, ability and best practices of the industry’s largest providers to continuously improve the experience for residents/patients and families.

•	The combined organization will offer the most comprehensive set of solutions for seniors, including senior living, home health, hospice, therapies, short-term rehabilitation and long-term care.

What does this mean to you?

There should be minimal impact on your day-to-day responsibilities caring for patients and residents. As we grow together the merger will allow for more opportunities for future growth and the ability to provide expanded services to the patients and residents we serve.

Where are we in the process? When will the merger be final?

We are announcing that Brookdale and Emeritus have signed an agreement to merge the two companies. The merger agreement is subject to shareholder votes from both companies, regulatory approvals and third-party consents, such as lenders and landlords. It is expected to be completed in the third quarter of this year.

Leadership from both organizations are working together to explore how to join forces to best serve our combined companies and the people in our care. They have only just launched the information-gathering phase – a crucial step before developing a solid merger plan.

How can I get updates on the merger process?

A website has been created to provide our employees, residents and families with ongoing information and to answer questions at www.EmeritusForward.com. The website will be updated regularly as information becomes available.

Can you provide a general overview of Brookdale’s Ancillary Services?

Brookdale’s ISC Ancillary Services Division operates outpatient services in all of the 28 states with certified Rehab Agencies and extension sites. In 24 of the 28 states they also offer Home Health and in six states they offer hospice.

What percentages of Brookdale’s ancillary services are provided to their residents and what percentage are provided to the general community?

Ninety percent of all services are provided to Brookdale’s residents; and 10% cover the general community.

Is ISC a Medicare-only provider?

Eighty percent of ISC’s services are Medicare-based.

Does ISC provide services to residents with Medicare Advantage or other insurance plans?

ISC contracts with larger managed care plans, but they are limited geographically or to service lines such as Home Health and/or Outpatient Therapy.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

Community-Based Employee

Frequently Asked Questions

What does this mean for me as a community-based employee?

Community-based employees won’t see much change. The merger will not impact your day-to-day responsibilities caring for residents. As we grow together, the merger will allow for more opportunities for career growth and the ability to provide expanded services to the residents you serve.

Why are the companies merging?

We believe this merger will be good for all seniors. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services. This merger will create the first truly national senior living company offering the most comprehensive set of senior care solutions.

Brookdale and Emeritus Senior Living are well matched for this purpose. We share a rich heritage and similar strengths, including customer-focused cultures and a commitment to continuous improvement and innovation. We also have a shared value that is at the foundation of everything we do - we are passionately committed to making a difference in the lives of those in our care. Merging the two companies will allow the united company to serve the residents in our care with expanded services and greater opportunities for efficient operations.

Who is Brookdale?

Brookdale Senior Living Inc. is a leading owner and operator of senior living communities throughout the United States. The company is committed to providing senior living solutions within properties that are designed, and operated, with the highest quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdale.com.

What services will the new company offer?

The combined organization will create a full complement of senior solutions in senior living, including independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care.

What will change for our residents?

Residents will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same staff they have come to know, and continue to enjoy all the amenities of their communities. Overtime, residents will have greater ability to age in place because of the expanded services and care options available to them.

Where are we in the process? When will the merger be final?

We have announced that Brookdale and Emeritus have signed an agreement to merge the two organizations. The closing of the transaction under the merger agreement is subject to, among other closing conditions, shareholder votes from the companies, regulatory approvals and certain third-parties, such as landlords and lenders. It is expected to be completed in the third quarter of 2014.

How can I get updates on the merger process?

You will be receiving information as soon as it becomes available from your supervisor and company leadership. We have created a website to post ongoing information surrounding the merger, www.EmeritusForward.com. We have also set up a designated page on our employee communications website, www.YouAndEmeritus.com to provide information and answer questions that pertain to you as an individual employee. We encourage you to read these sites thoroughly and check back frequently for updates. If you have questions that haven’t been addressed by the website or your supervisor, we invite you to ask specific questions through our dedicated email address: AskUs@emeritus.com.

Will there be leadership changes?

Emeritus and Brookdale are just beginning to explore how the regional, divisional and executive leadership will fit into the structure of the combined company. The expectation is that we will move to a common field operating platform, combining the management structure of the two companies with appropriate realignment based on geography and product lines. We expect to have more clarity on this issue by April 15, 2014.

What will happen to the Seattle Home Office?

At the Seattle Home Office, we are still working out the extent of activities. We expect over time to merge systems and gain synergies by combining many of the support systems with Brookdale’s functions. The goal is a common systems platform over time, perhaps months or years. So there will likely be a smaller presence in Seattle, the extent of which and timing still to be determined.

How should we proceed with our current work and projects?

Nothing remains more important than continuing your extremely valuable work supporting our residents, families and communities. It’s vital that we stay the course in order to best care for our residents. Your supervisor will keep you apprised of any changes to your work as more information becomes available.

What should I tell the residents?

We have sent our residents a letter announcing the intention to merge with Brookdale and provided talking points to the community leadership teams to use as a resource for any questions about the merger.

Our dedicated website www.EmeritusForward.com is also a resource for residents and families to learn more about the merger agreement and how this merger will impact them.

What should I tell my vendors, professional referrals or other business partners?

Our dedicated website www.EmeritusForward.com is also a resource for business partners and professional referrals to learn more about the merger agreement and how this merger will impact them.

Will the Emeritus communities get new names?

Current Emeritus communities will eventually have their name changed to reflect the Brookdale brand. The timing on name changes is still to be determined.

Will employees get new uniforms and name tags?

Emeritus uniforms and nametags will eventually have their name changed to reflect the Brookdale brand and name. The timing on these changes is still to be determined.

Do I have any special tasks or responsibilities to take care of as part of the merger process?

As mentioned before, it’s vital that you continue your very valuable work supporting our residents, families and communities. That remains our highest priority throughout this process and we are counting on you to carry it out with passion and excellence, as you always do. If you will be responsible for any additional tasks, your supervisor will let you know.

Will my job change?

We expect no significant changes in jobs at Emeritus communities. Over time, the companies intend to migrate to a common way of doing business with combined systems and processes. We hope and expect that community-based employees will work through these administrative changes while continuing to provide outstanding service to their residents.

Will Brookdale honor my years of service?

Yes

Will my benefits change?

Over time, the benefits programs in both companies will be combined. Our initial review is that the benefits platforms for our companies are very similar. The intent is, over time, to combine programs and you will have advance notice, opportunities to review the benefits program, and a clear open enrollment period. Until this occurs, your current benefits will remain in place.

Will my pay change?

We don’t expect operations in communities to be impacted in any meaningful way. Both Emeritus and Brookdale pay employees based on local market conditions. Over time, this will be reviewed but we don’t anticipate any meaningful changes because both companies monitor market conditions so they can pay employees fairly and appropriately.

It’s worth noting that we anticipate the merger of our companies will mean an increase in growth opportunities for employees. A larger company can increase its investment in support systems and infrastructure to enable employees to do their jobs easier and better. Community level associates can continue to focus on what they do best – care for our residents and families. There will be a larger set of opportunities for growth and advancement for employees, which will be nurtured through career-pathing, mobility, and training.

It takes passion, courage, and partnership to succeed in providing outstanding senior living solutions and the combined company will be as much committed to the ongoing success of our employees as they are to the residents they serve each and every day.

What happens to my vacation and sick pay?

The programs Emeritus and Brookdale have are different, but the results are similar, and your vacation and sick hours will receive a fair conversion into the new company. In the interim, we encourage you to schedule your vacation through your supervisor as usual.

Do I need to do anything different?

The most important thing is that you continue to provide quality care for our residents. Some administrative things will change but we must remain focused on our residents!

What are the biggest differences between Emeritus and Brookdale and how will care be different with the new company?

Residents will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same employees they have come to know, and continue to enjoy all the amenities of their communities – their homes!

More important than any differences are the similarities between our two companies. Brookdale and Emeritus have shared values that are at the foundation of everything we do - we are passionately committed to making a difference in the lives of those for whom we care, and we value honesty, integrity, partnership, and trust. In both organizations, our employees view what they do as more than a job; it’s a calling. Together, we will remain committed to listening to our residents’ needs and concerns, and tailoring our services to meet those needs. We both believe in providing opportunities for our employees to learn and grow and in hiring the right people and giving them the right training so they can make a positive difference in the lives of the seniors who we serve.

Who will be my main point of contact once the merger is complete?

Your supervisor will continue to be your main point of contact. Over time, we’ll combine the field management structure so EDs may see some modest changes in their reporting structure, and more information will be provided over time. At the corporate offices, work teams will combine best practices in the functional areas for a seamless integration that continues to provide quality support for the communities.

What are the biggest cultural differences between the two companies?

Frankly, what’s interesting is how similar our cultures are. Brookdale and Emeritus have shared values that are at the foundation of everything we do - we are passionately committed to making a difference in the lives of those for whom we care, and we value honesty, integrity, partnership, and trust. In both organizations, our associates view what they do as more than a job; it’s a calling. Together, we will remain committed to listening to our residents’ needs and concerns, and tailoring our services to meet those needs. We are both leaders in our industry because we have done the right things.

Are there going to be staffing reductions after the close of the merger?

We expect no significant changes in jobs at Emeritus communities. Over time, the companies intend to migrate to a common set of combined operating and support systems and processes. We hope and expect that community-based employees will work through these administrative changes while continuing to provide outstanding service to their residents.

On a regional/divisional level, the expectation is that we will move to a common field operating platform, combining the management structure of the two companies with appropriate realignment based on geography and product lines. This timetable for this realignment is in discussion.

At the Seattle Home Office, we are still working out the extent of activities. We expect over time to merge systems and gain synergies by combining many of the support systems with Brookdale’s functions. The goal is a common systems platform over time, perhaps months or years. So there will likely be a smaller presence in Seattle, the extent of which and timing still to be determined.

How is training for the caregivers different between the two companies?

Both companies are focused on and committed to providing a broad range of training opportunities for career growth and to provide excellent care for our residents. We will combine the best practices of each company for the opportunity to enhance training throughout the organization.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings” or by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

For Nurse On Call Employees:

Brookdale and Emeritus today announced an agreement to merge the nation’s two leading senior living companies. The merger will create the first truly national senior provider to meet the needs of a growing population of seniors.

We are excited about the merger.

Along with a greater geographic presence, this merger will enable Emeritus and NOC to expand the services and solutions it can offer to our clients and future prospects. The combined organization will create a full complement of senior solutions in senior living (including independent living, assisted living, dementia care and skilled nursing), home health, hospice, therapies, short term rehabilitation, long term care and private duty home care. The company will have more than 1,100 communities in 46 states and the capacity to serve more than 112,000 seniors and their families.

We believe this will merger will be good for Nurse On Call.

It’s noteworthy that our company cultures and values have many similarities. We both rely on a passion for serving seniors as a cornerstone for what we do. We both value honesty, integrity, partnership, and trust. In both organizations, our employees and associates view what they do as a calling. This shared commitment to quality care will be the primary reason for our future collective success.

The merger provides Nurse On Call with the opportunity to enrich more lives and expand its footprint and best-of-class services:

•	The new company will cover all 30 top MSAs and 46 states.

•	Nurse On Call will add value to Brookdale’s Innovative Senior Care (ISC), which provides ancillary services which have been primarily therapy and in-house focused.

•	Nurse On Call can take advantage of Brookdale ancillary service synergies and enter markets more quickly.

We believe this merger will be good for the people we serve.

The millions of seniors and their families who contemplate senior living will benefit from:

•	having greater awareness of Brookdale and the solutions that are available for them.

•	having a single point of contact and trusted partner with the industry’s broadest scale and scope of services.

•	the collective knowledge, skills, ability and best practices of the industry’s largest providers to continuously improve the experience for residents/patients and families.

•	the most comprehensive set of solutions for seniors, including senior living, home health, hospice, therapies, short-term rehabilitation and long-term care.

What does this mean to you?

There should be minimal impact on your day-to-day responsibilities caring for patients and residents. As we grow together, the merger will allow for more opportunities for future growth and the ability to provide expanded services to the patients and residents we serve.

When will the merger be final?

The merger agreement is subject to shareholder votes from both companies, regulatory approvals and third-party consents, such as lenders and landlords. It is expected to be completed later this year.

Leadership from both organizations are working together to explore how to join forces to best serve our combined companies and the people in our care. They have only just launched the information- gathering phase – a crucial step before developing a solid merger plan.

How can I get updates on the merger process?

A website has been created to provide our employees, residents and families with ongoing information and to answer questions at www.EmeritusForward.com. The website will be updated regularly as information becomes available.

Can you provide a general overview of Brookdale’s ancillary services?

Brookdale’s ISC Ancillary Services Division operates outpatient services in all of the 28 states with certified Rehab Agencies and extension sites. In 24 of the 28 states, they also offer Home Health and in six states they offer hospice.

What percentages of Brookdale’s ancillary services are provided to their residents and what percentage are provided to the general community?

Ninety percent of all services are provided to Brookdale’s residents and 10% cover the general community.

Is ISC a Medicare-only provider?

Eighty percent of ISC’s services are Medicare-based.

Does ISC provide services to residents with Medicare Advantage or other insurance plans?

ISC contracts with larger managed care plans, but they are limited geographically or to service lines such as Home Health and/or Outpatient Therapy.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

[Professional Referrals Page]

For Our Professional Referrals

Emeritus and Brookdale have made an agreement to merge. With this news, we want you to be assured that you will continue to receive the excellent quality, attention, responsiveness and communication you expect from partnering with us.

This merger is an exciting move forward for seniors and their families because it will create the only national senior living solutions company. The newly formed company – to be known as Brookdale Senior Living – will have over 1,100 communities in 46 states. It will be able to serve more than 112,000 seniors and their families with a workforce of over 80,000 employees.

Becoming large is not as important as providing great care. With this merger, we are uniting the expertise and resources of the nation’s two leading senior living companies to provide the full continuum of care to the rapidly growing population of people age 65 and above. The combined organization will create a full complement of senior solutions in senior living, home health, hospice, therapies, short-term rehabilitation and long-term care. We will offer greater choice, enabling us to address both affordability and lifestyle when selecting services. We will also offer more options for care and services, with the flexibility to make transitions as life changes.

Our companies’ cultures and values have many similarities. The most important core value is at the foundation of everything we do – we are passionately committed to making a positive difference in the lives of those in our care. To that end, the new organization will deliver significant benefits to our residents:

•	By bringing together two of the industry’s premier providers, we will be able to continue to evolve and expand the services that residents receive.

•	With more resources, we can further enhance programs and services.

•	We will continue to renovate and enhance the communities’ living spaces.

•	We will invest in systems and infrastructure that will benefit our employees. This allows our staff to focus on what they do best – care for our residents and families.

Thank you for your loyalty and support as we determine our next steps, and for being an important part of our mission to make a positive difference in our residents’ lives.

Expected Timing

We are currently in the initial information-gathering stage of the process. The merger is expected to be completed by the third quarter of this year. Until that time, nothing will change in how we do business and we will continue working together as we have since our partnerships began.

Ongoing Information and Questions

We have created this page to provide you with ongoing information. In addition to regular updates on this website, we will be providing you with the appropriate contact as soon as that representative has been identified. If you have a specific question, we invite you to direct it to the dedicated company email address, AskUs@emeritus.com.

Please click here for frequently asked questions.

Professional Referrals

Frequently Asked Questions

Why are the companies merging?

We believe this merger will be good for all seniors. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services. This merger will create the first truly national senior living company offering the most comprehensive set of senior care solutions.

Brookdale and Emeritus Senior Living are well-matched for this purpose, and this decision makes sense from both a care and business standpoint. We share a rich heritage and similar strengths, including customer-focused cultures and a commitment to continuous improvement and innovation. We also have a shared value that is at the foundation of everything we do - we are passionately committed to making a difference in the lives of those in our care.

Who is Brookdale?

Brookdale Senior Living is a leading owner and operator of senior living communities throughout the United States. The company is committed to providing senior living solutions within properties that are designed and operated with the highest-quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdale.com.

What are the biggest differences between Emeritus and Brookdale and how will care be different with the new company?

Frankly, what’s interesting is how similar our companies are. Brookdale and Emeritus have shared values that are at the foundation of everything we do - we are passionately committed to making a difference in the lives of those for whom we care, and we value honesty, integrity, partnership, and trust. In both organizations, our employees view what they do as more than a job; it’s a calling. Together, we will remain committed to listening to our residents’ needs and concerns, and tailoring our services to meet those needs. We are both leaders in our industry because we have done the right things. We plan to do observations to understand how and why things are done a certain way and over time combine our processes in such things as the dining programs and clinical services platforms. It’s important to note that both companies take care residents’ one person at a time.

What will change for the residents of each company?

The residents will not be impacted directly by the change, but will benefit as this partnership evolves. They will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same staff they have come to know, and continue to enjoy all the amenities of their communities. We believe there will be significant benefits for our residents:

•	By bringing together the industry’s leading providers of senior living solutions, residents will have greater ability to age in place because of the expanded services and care options available to them.

•	With more resources, more can be done to enhance programs and services.

•	We can continue to renovate and rejuvenate the communities’ living spaces.

•	We can also invest in systems and technology that will open new worlds for our residents and allow our employees to focus on what they do best – care for our residents and families.

As we combine resources and share our best practices, we will continue innovating new approaches for senior care. We intend to continue to shape best practices that will benefit our residents and provide a standard of excellence care model for all seniors.

What will change for the Emeritus community-based employees?

Plans are to keep the staff at each Emeritus community in place so our residents will continue to enjoy the relationships they share with the Emeritus family they have come to know. The merger will not impact staff’s day-to-day responsibilities caring for residents in our communities. As we grow together, the merger will allow for more opportunities for career growth and the ability to provide expanded services to the residents they serve.

Will there be leadership changes?

Emeritus and Brookdale are just beginning to explore how the regional, divisional and executive leadership will fit into the structure of the combined company. The expectation is that we will move to a common field operating platform, combining the management structure of the two companies with appropriate realignment based on geography and product lines. The timetable for this realignment is in discussion.

What will happen to the Seattle Home Office?

At the Seattle Home Office, we are still working out the extent of activities. We expect over time to merge systems and gain synergies by combining many of the support systems with Brookdale’s functions. The goal is a common systems platform over time, perhaps months or years. So there will likely be a smaller presence in Seattle, the extent of which and timing still to be determined.

Will rates and care fees be increasing?

The merger itself will not impact pricing. We work with residents one at a time and economic arrangements and levels of care are unique to each resident’s needs. Historically, rates in senior housing are affected by such things as operating costs, changes in the regulatory environment, general economic conditions, and local market competitive dynamics. There are some subtle differences between the two companies in terms of a menu of pricing, and our packaging of services is different in terms of care planning and price structures.

May I still refer potential residents in the next several months until the merger is finalized?

Absolutely. You will continue to be contacted and supported by the same people you have been accustomed to working with prior to this agreement.

Does admission criteria change?

No, it does not. You can continue to refer your patients or clients as you do today.

Does the admission process change?

No, it does not. All necessary evaluations and paperwork will need to be completed as part of the same process as you are used to coordinating with us.

Am I still able to schedule a tour for an Emeritus community on www.Emeritus.com?

Absolutely. The emeritus.com website and all its functions and resources is still available to you as well as your clients and patients. You can still conveniently schedule a tour online with no required call-back from one of our communities.

When will the new company start managing this community?

We expect to move forward with the existing community management teams, the same people you already know.

Who do I talk to if I have a concern?

Please speak with your Executive Director. Your ED will also have contacts and resources to help address questions where more information may be needed.

How do I reach the Corporate Office when I have a concern or suggestion?

We invite you to direct questions to our dedicated email address, AskUs@emeritus.com.

Will the Emeritus communities get new names?

The names of current Emeritus communities will eventually be changed to reflect the Brookdale brand name. The timing on name changes is still to be determined.

Why is the merged organization consolidating under the Brookdale brand?

Doing so strengthens the brand opportunity. In 2013, Brookdale launched the industry’s first-ever national branding initiative to position the company as a senior solutions provider and included national print and cable advertising to build brand awareness as well as to drive sales. This has set the stage for brand potential on an even larger scale for the new organization. By being in more places with more services, the opportunity to fulfill the brand promise of being a solutions provider to seniors is increased. Brookdale plans to continue national advertising, and with the wider geographical presence, there will be a greater return on the marketing dollars being invested.

Why is there a focus on branding?

It enables us to reach a larger market of seniors and their family members who could benefit from our services. Hundreds of thousands of seniors already contemplate senior living. The millions of seniors and their families who don’t know what to do when the time comes to determine how to care for themselves or their loved ones will benefit from having greater awareness of Brookdale and the solutions that are available for them.

How can I get updates on the merger process?

You can visit www.EmeritusForward.com for to regular updates and we will be providing you with the appropriate contact as soon as that representative has been identified. We also invite you to ask specific questions to our dedicated email address, AskUs@emeritus.com.

[Business Partners Page]

For Our Business Partners

Emeritus and Brookdale have made an agreement to merge to form the first truly national senior living solutions company – one that offers the full continuum of care for the rapidly growing 65-and-above population. With our shared passion for the well-being of seniors, this merger makes sense as the next step for our organizations from both a care and business standpoint.

The newly formed company will have more than 1,100 communities in 46 states. A workforce of over 80,000 will serve more than112,000 seniors and their families. This merger will allow us to evolve and expand the services residents receive as we combine resources and share our best practices.

Expected Timing

We are in the initial information-gathering stage of the process. The merger is expected to be completed by the third quarter of this year. Between now and then, nothing remains more important than continuing to work together with our valued business partners and vendors to best serve our residents and communities.

Once this merger is finalized, leadership from the new organization will review all of our partner and vendor relationships to evaluate how they can serve the company going forward. Until that time, nothing will change in how we do business and we will continue working together as we have since our partnerships began.

Ongoing Information and Questions

We have created this page to provide you with ongoing information. In addition to regular updates on this website, we will directly provide you with the appropriate contact as soon as that representative has been identified.

Thank you for your loyalty and support as we determine our next steps and for being an important part of our mission to make a positive difference in our residents’ lives.

Please click here for frequently asked questions.

Business Partners

Frequently Asked Questions:

Why are the companies merging? We believe this merger will be good for all seniors. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services. This merger will create the first truly national senior living company offering the most comprehensive set of senior care solutions.

Brookdale and Emeritus share a rich heritage and similar strengths, including customer-focused cultures and a commitment to continuous improvement and innovation. We also have a shared value that is at the foundation of everything we do – we are passionately committed to making a difference in the lives in our care.

Who is Brookdale?

Brookdale Senior Living is a leading owner and operator of senior living communities throughout the United States. The company is committed to providing senior living solutions within properties that are designed, purpose-built and operated with the highest-quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia-care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdaleliving.com.

What services will the new company offer?

The combined organization will create a full complement of senior solutions in senior living, including independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The newly formed company will have over 1,100 communities in 46 states and the capacity to serve more than 112,000 seniors and their families. It will have a workforce of over 80,000.

When will the merger be final?

The merger agreement is subject to shareholder votes from both companies, regulatory approvals and third-party consents, such as lenders and landlords. It is expected to be completed in the third quarter of 2014.

How can I get updates on the merger process?

In addition to regular updates on our website, www.EmeritusForward.com, we will be providing you with the appropriate contact as soon as that representative has been identified. We also have a dedicated email address that you can send specific questions to at AskUs@emeritus.com.

How should we proceed with our work and services on your behalf?

You are an important part of our team and we continue to rely on you to help us with our services, operations and mission. Our relationships with our business partners and vendors will stay in place until this merger closes. After the merger is final, the leadership will be evaluating these relationships and how they fit into the structure and operations of the newly formed company.

What will be the merged company’s service mix?

The combined company will offer a broader set of senior living options to provide a continuum of services with a unit mix of approximately 31% independent living, 52% assisted living, 12% dementia care and 5% skilled nursing. We will have a larger platform for delivering ancillary services with Brookdale’s Innovative Senior Care in-community services and Nurse On Call’s expertise.

What are the complexities involved in a merger of this type?

While the integration of two companies is full of challenges, this is a merger of two companies in the same business, with similar cultures and values, and a track record of successful acquisitions. Both are experienced, have a documented integration process, discipline, and a philosophy focused on residents and associates that has proven successful. Both have demonstrated a successful ability to integrate: Brookdale recently did so with Horizon Bay and Emeritus integrated Merrill Gardens and Sunwest. Both organizations share a rich heritage, built in part by several key strategic acquisitions over the years, as well as by attracting and developing a highly talented group of associates and leaders. We share similar strengths, including customer-centric cultures, dedicated employees and associates, broad product portfolios, and a commitment to continuous improvement and innovation.

What synergies will come from the merger?

We will have the opportunity to leverage our purchasing power to reduce costs on items such as insurance, food and benefits and also in the areas of general and administrative expenses. We expect larger volumes to create efficiencies and increase business opportunities. Synergies on the cost side and from expanded ancillary revenue opportunities will help drive improved results. By combining the skills and expertise of the two companies, there is an opportunity to accelerate the organic growth of the current portfolio through increased occupancy.

Will the Emeritus communities get new names?

The names of current Emeritus communities will eventually be changed to reflect the Brookdale brand name. The timing on name changes is still to be determined.

Why is the merged organization consolidating under the Brookdale brand?

Doing so strengthens the brand opportunity. In 2013, Brookdale launched the industry’s first-ever national branding initiative to position the company as a senior solutions provider and included national print and cable advertising to build brand awareness as well as to drive sales. This has set the stage for brand potential on an even larger scale for the new organization. By being in more places with more services, the opportunity to fulfill the brand promise of being a solutions provider to seniors is increased. Brookdale plans to continue national advertising, and with the wider geographical presence, there will be a greater return on the marketing dollars being invested.

Why is there a focus on branding?

It enables us to reach a larger market of seniors and their family members who could benefit from our services. The millions of seniors and their families who contemplate senior living will benefit from having greater awareness of Brookdale and the solutions that are available for them.

What will change for the residents of each company?

The residents will not be impacted directly by the change, but will benefit as this partnership evolves. They will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same staff they have come to know, and continue to enjoy all the amenities of their communities. We believe there will be significant benefits for our residents:

•	By bringing together the industry’s leading providers of senior living solutions, we will be able to continue to evolve and expand the services that residents receive.

•	With more resources, more can be done to enhance programs and services.

•	We will continue to renovate and rejuvenate the communities’ living spaces.

•	We will also invest in systems and technology that will open new worlds for our residents and allow our employees to focus on what they do best – care for our residents and families.

As we combine resources and share our best practices, we will continue innovating new approaches for senior care. We intend to continue to shape best practices that will benefit our residents and provide a standard of excellence care model for all seniors.

What does this mean for community-based employees?

Community-based employees won’t see much change. The merger will not impact their day-to-day responsibilities caring for residents in our communities. As we grow together, the merger will allow for more opportunities for career growth and the ability to provide expanded services to the residents they serve.

Will there be leadership changes?

Emeritus and Brookdale are just beginning to explore how the regional, divisional and executive leadership will fit into the structure of the combined company. The expectation is that we will move to a common field operating platform, combining the management structure of the two companies with appropriate realignment based on geography and product lines. The timetable for this realignment is in discussion.

What will happen to the Seattle Home Office?

We are still working out the extent of activities. We expect over time to merge systems and gain synergies by combining many of the support systems with Brookdale’s functions. The goal is a common systems platform over time, which will take months to complete. There will likely be a smaller presence in Seattle, the extent of which and timing still to be determined.

[Press Room]

For the Press

Press Contacts:

Julie K. Davis, Brookdale VP of Strategic Communications

jkdavis@brookdaleliving.com

(615) 564-8225 (direct)

Karen Lucas, Emeritus VP of Communications and Product Development

Karen.lucas@emeritus.com

(206) 204-3038 (direct)

Links on page:

•	Quick Facts about Emeritus and Brookdale (Link to Quick Facts page)

•	The Combined Continuum of Locations, Services (Link to combined community map)

•	Investor Relations Press Release

•	Investor Presentation

•	Frequently Asked Questions for the Press

Expanded Senior Living Solutions Company Will Meet Needs of Silver Tsunami

As America’s “silver tsunami” draws nearer, a newly-expanded national senior living solutions company will offer an unprecedented continuum of services for seniors and their families. This is the result of a planned merger of Brookdale Senior Living and Emeritus Senior Living, America’s two largest senior living solutions providers. This year, the youngest baby boomers turn 50 and according to the U.S. Census Bureau, people 65 and over are expected to represent 20% of the population by 2030, nearly a two-thirds increase in percentage from 2010.

Upon anticipated completion of the merger by the third quarter of 2014, the combination of Brookdale Senior Living and Emeritus Senior Living – to operate as Brookdale Senior Living (or Brookdale) – will have more than 1,100 senior living communities in 46 states, including the nation’s 30 largest metropolitan areas. It will be able to serve more than 112,000 seniors and their families with a workforce of over 80,000 associates. Brookdale’s scope of services will include independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The company also plans to create a comprehensive post-acute care continuum.

Offering the array of senior living solutions is designed to meet the America’s growing demand for services as well as the varying needs of individuals throughout the aging process.

“Each person ages differently and every family has its own unique situation,” said T. Andrew Smith, chief executive officer for Brookdale Senior Living. “Seniors often require varying types and levels of care, sometimes in combination with one another, at different times of their lives. Along with a greater geographic presence, this merger will expand the services and solutions we can offer to those in our care now and into the future. In bringing together the nation’s leading providers of award-winning senior living solutions, we will continue to develop and enhance services as we combine resources and share our best practices.”

Brookdale’s scope and breadth after the merger will enable it to help shape senior care for the future.

“Our two organizations have been dedicated to constant innovation,” said Smith. As we continue this focus, we seek to provide care models that will help the nation in meeting the needs for the rapidly growing senior population.” Smith noted that by 2050, the projected population of Americans 65 and over will reach 88.5 million, more than double the figure from 2010.

“Brookdale and Emeritus have a shared value that is at the foundation of everything we do,” said Granger Cobb, president and CEO for Emeritus. “We are passionately committed to making a difference in the lives of those in our care and to advocacy for seniors and their families. Together, we will remain committed to listening to their needs and concerns, and tailoring our services to meet those needs.”

The merger agreement is subject to shareholder approval by the companies, regulatory approvals and third-party consents, such as lenders and landlords. It is expected to be completed by the third quarter of this year.

About Brookdale Senior Living

Brookdale Senior Living Inc. is a leading owner and operator of senior living communities throughout the United States. The Company is committed to providing senior living solutions within properties that are designed, purpose-built and operated with the highest-quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia-care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the Company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdale.com. Brookdale Senior Living’s common stock is traded on the New York Stock Exchange under the symbol BKD.

About Emeritus Senior Living

Emeritus Senior Living is the largest assisted living and memory care provider in the United States, with the ability to serve nearly 54,000 residents. More than 31,000 employees support approximately 510 communities throughout 45 states coast to coast. Emeritus offers the spectrum of senior residential choices, care options, and life enrichment programs that fulfill individual needs and promote purposeful living during the aging process. Senior living service offerings include independent living, assisted living, memory care, skilled nursing, home health care, and rehabilitation services. Emeritus experts provide insights on senior living, care, wellness, brain health, and family topics at www.emeritus.com, which also offers details on the organization’s family-focused philosophy and services. Emeritus’ common stock is traded on the New York Stock Exchange under the symbol ESC.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings” or by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

#

Press Room

Frequently Asked Questions

Why are the companies merging?

Being large is not as important as providing the very best care. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services. This merger will create the first truly national senior living company offering the most comprehensive set of senior care solutions.

Brookdale and Emeritus Senior Living are well matched for this purpose, and this decision makes sense from both a care and business standpoint. We share a rich heritage and similar strengths, including customer-focused cultures and a commitment to continuous improvement and innovation. Merging our two companies allows us to expand services to our residents and operate our communities more efficiently. We also have a shared value that is at the foundation of everything we do - we are passionately committed to making a difference in the lives of those in our care.

What services will the combined company offer?

The combined organization will create a full complement of senior solutions in senior living, including independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care.

Why is offering a full complement of senior care services important?

Each individual ages differently. Some people may require just one or two services, if any, throughout their senior years, while others have a variety of needs that might include health care, assistance with daily living activities, memory care and other kinds of support. These needs may occur simultaneously or at various times of their lives. Family situations are also unique and may require different kinds of support services and programs. In offering this continuum of care, we will be able to provide seniors and their families the range of senior living solutions for their specific needs.

What is the merger timeline?

The merger is expected to be completed by the third quarter of this year. The merger agreement is subject to shareholder approval by the companies, regulatory approvals and third-party consents such as those from lenders and landlords.

How will this affect the residents of each company’s senior living communities?

The residents will not be impacted directly by the change, but will benefit as this partnership evolves. Residents will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same staff they have come to know, and continue to enjoy all the amenities of their communities. We believe there will be significant benefits for our residents:

•	By bringing together the industry’s leading providers of senior living solutions, we will be able to continue to evolve and expand the services that residents receive.

•	With more resources, more can be done to enhance programs and services.

•	We can continue to renovate and rejuvenate the communities’ living spaces.

•	We can also invest in systems and infrastructure that will benefit our employees. This allows our staff to focus on what they do best – care for our residents and families.

As we combine resources and share our best practices, we will continue innovating new approaches for senior care. We intend to continue to shape best practices that will benefit our residents and provide a standard of excellence care model for all seniors.

What will be the merged company’s service mix?

The combined company will offer a broader set of senior living options to provide a continuum of services with a unit mix of approximately 31% independent living, 52% assisted living, 12% dementia care and 5% skilled nursing. We will have a larger platform for delivering ancillary services with Brookdale’s Innovative Senior Care in-community services and Nurse on Call’s expertise in market-wide ancillary services.

What is the anticipated demand for aging services?

Projections for rising demand are based on predicted demographics. This year, the youngest baby boomers – those born in 1964 – turn 50. According to the U.S. Census Bureau, people 65 and over are expected to represent 20% of the population by 2030 compared to 13% in 2010. By 2050, the projected population of Americans 65 and over will reach 88.5 million, more than double the figure from 2010. Along with this expected rise in the aging population is an anticipated increase in the number of people 65 and above with Alzheimer’s disease and other memory impairments. That figure will rise 40% to 7.1 million in 2025 from the current 5 million, according to the Alzheimer’s Association.

Will the communities have new names?

Current Emeritus communities will eventually have their name changed to reflect the Brookdale brand. The timing on brand name changes is still yet to be determined.

Why is the merged organization consolidating under the Brookdale brand?

Doing so strengthens the brand opportunity in a highly fragmented industry. In 2013, Brookdale launched the industry’s first-ever national branding initiative to position the company as a senior solutions provider and included national print and cable advertising to build brand awareness and drive sales. This has set the stage for building the brand on an even larger scale for the new organization. By being in more places with more services, the opportunity to fulfill the brand promise of being a solutions provider to seniors is increased. As the combined company gains a wider geographical presence, there will be a greater return on the marketing dollars being invested.

Why is there a focus on branding?

It enables us to reach a larger market of seniors and their family members who could benefit from our services. Hundreds of thousands of seniors already contemplate senior living. The millions of seniors and their families who don’t know what to do when the time comes to determine how to care for themselves or their loved ones will benefit from having greater awareness of Brookdale and the solutions that are available for them.

How will this merger impact employees?

The merger will not impact the day-to-day responsibilities of community-based employees caring for residents in our communities. As we grow together, the merger will allow for more opportunities for career growth and the ability to provide expanded services to the residents they serve.

What will be the role of innovation at the new company?

Brookdale and Emeritus have consistently been dedicated to innovating new approaches. By continuing this focus as a truly national senior living solutions company, the new organization hopes its care models will help the nation in developing approaches for meeting the needs of the growing senior population.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

[For Our Investors Page]

For Our Investors

Brookdale and Emeritus Senior Living have agreed to merge to form the first truly national senior living solutions company, to be known as Brookdale Senior Living. Combining our expertise, resources and passion for serving seniors, this merger is designed to fulfill the increasing need for aging services and to create market opportunity and synergies that provide value to those in our care, our stakeholders and our shareholders. This year, the youngest baby boomers turn 50 and according to the U.S. Census Bureau, people 65 and over are expected to represent 20% of the population by 2030 compared to 13% in 2010.

Upon expected completion of the merger by the third quarter of 2014, Brookdale will have more than 1,100 senior living communities in 46 states, including the nation’s 30 largest metropolitan areas. It will be able to serve more than 112,000 seniors and their families. Brookdale’s scope of services will include independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The company also plans to create a comprehensive post-acute care continuum.

Please click here for frequently asked questions.

Links on page:

•	Quick Facts about Emeritus and Brookdale (Link to Quick Facts page)

•	The Combined Continuum of Locations (Link to combined community map)

•	Investor Relations Press Release

•	Investor Relations Presentation

Investors Frequently Asked Questions

What is the merger timeline?

The merger is expected to be completed by the third quarter of 2014. This agreement is subject to shareholder votes from the companies, regulatory approvals and third-party consents such as those from lenders and landlords.

What will be the merged company’s service mix?

The combined company will offer a broader set of senior living options to provide a continuum of services with a unit mix of approximately 31% independent living, 52% assisted living, 12% dementia care and 5% skilled nursing. We will have a larger platform for delivering ancillary services with Brookdale’s Innovative Senior Care in-community services and Nurse On Call’s expertise in market-wide ancillary services.

What is the anticipated demand for senior services?

Projections for rising demand are based on predicted demographics. This year, the youngest baby boomers – those born in 1964 – turn 50. According to the U.S. Census Bureau, people 65 and over are expected to represent 20% of the population by 2030 compared to 13% in 2010. By 2050, the projected population of Americans 65 and over will reach 88.5 million, more than double the figure from 2010. Along with this expected rise in the aging population is an anticipated increase in the number of people 65 and above with Alzheimer’s disease and other memory impairments. That figure will rise 40% to 7.1 million in 2025 from the current 5 million, according to the Alzheimer’s Association.

What synergies will come from the merger?

We will have the opportunity to leverage purchasing power in cost items such as insurance, food and benefits and also in the areas of general and administrative expenses. Synergies on the cost side and from expanded ancillary revenue opportunities will help drive improved results. By combining the skills and expertise of the two companies, there is an opportunity to accelerate the organic growth of the current portfolio through increased occupancy.

Why is the merged organization consolidating under the Brookdale brand?

Doing so strengthens the brand opportunity. In 2013, Brookdale launched the industry’s first-ever national branding initiative to position the company as a senior solutions provider and included national print and cable advertising to build brand awareness as well as to drive sales. This has set the stage for brand potential on an even larger scale for the new organization. By being in more places with more services, the opportunity to fulfill the brand promise of being a solutions provider to seniors is increased. Brookdale plans to continue national advertising, and with the wider geographical presence, there will be a greater return on the marketing dollars being invested.

Why is there a focus on branding?

It enables us to reach a larger market of seniors and their family members who could benefit from our services. The millions of seniors and their families who contemplate senior living will benefit from having greater awareness of Brookdale and the solutions that are available for them.

What about development for the merged organization?

There is a large opportunity to increase development activities through repositionings and expansions of the combined portfolios as well as leverage off the development activities of Emeritus. A larger scale enhances capital market opportunities and potentially provides lower cost of capital over the long term.

What are the complexities involved in a merger of this type?

While the integration of two companies is full of challenges, this is a merger of two companies in the same business, with similar cultures and values, and a track record of successful acquisitions. Both are experienced, have a documented integration process, discipline, and a philosophy focused on residents and associates that has proven successful. Both have demonstrated successful ability to integrate: Brookdale recently did so with Horizon Bay and Emeritus integrated Merrill Gardens and Sunwest. Both organizations share a rich heritage, built in part by several key strategic acquisitions over the years, as well as by attracting and developing a highly talented group of employees, associates and leaders. We share similar strengths, including customer-centric cultures, dedicated employees and associates;, broad product portfolios, and a commitment to continuous improvement and innovation.

What will change for the residents of each company?

The residents will not be impacted directly by the change, but will benefit as this partnership evolves. They will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same staff they have come to know, and continue to enjoy all the amenities of their communities. We believe there will be significant benefits for our residents:

•	By bringing together the industry’s leading providers of senior living solutions, we will be able to continue to evolve and expand the services that residents receive.

•	With more resources, more can be done to enhance programs and services.

•	We will continue to renovate and rejuvenate the communities’ living spaces.

•	We will invest in systems and infrastructure that will benefit employees. This allows our staff to focus on what they do best – care for our residents and families.

As we combine resources and share our best practices, we will continue innovating new approaches for senior care. We intend to continue to shape best practices that will benefit our residents and provide a standard of excellence care model for all seniors.

What does this mean for community-based employees?

Community-based employees won’t see much change. The merger will not impact their day-to-day responsibilities caring for residents in our communities. As we grow together, the merger will allow for more opportunities for career growth and the ability to provide expanded services to the residents they serve.

Will there be leadership changes?

Emeritus and Brookdale are just beginning to explore how the regional, divisional and executive leadership will fit into the structure of the combined company. The expectation is that we will move to a common field operating platform, combining the management structure of the two companies with appropriate realignment based on geography and product lines. The timetable for this realignment is in discussion.

What will happen to the Seattle Home Office?

We are still working out the extent of activities. We expect over time to merge systems and gain synergies by combining many of the support systems with Brookdale’s functions. The goal is a common systems platform over time, which will take months to complete. There will likely be a smaller presence in Seattle, the extent of which and timing still to be determined.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

CONTACT:

Julie K. Davis, Brookdale VP of Strategic Communications

jkdavis@brookdaleliving.com

(615) 564-8225 (direct)

Karen Lucas, Emeritus VP of Communications and Product Development

Karen.lucas@emeritus.com

(206) 204-3038 (direct)

FOR IMMEDIATE RELEASE

Expanded Senior Living Solutions Company Will Meet Needs of Silver Tsunami

As America’s “silver tsunami” draws nearer, a newly-expanded national senior living solutions company will offer an unprecedented continuum of services for seniors and their families. This is the result of a planned merger of Brookdale Senior Living and Emeritus Senior Living, America’s two largest senior living solutions providers. This year, the youngest baby boomers turn 50 and according to the U.S. Census Bureau, people 65 and over are expected to represent 20% of the population by 2030, compared to just 13% in 2010.

Upon anticipated completion of the merger by the third quarter of this year, the combination of Brookdale Senior Living and Emeritus Senior Living – to operate as Brookdale Senior Living (or Brookdale) – will have more than 1,100 senior living communities in 46 states, including the nation’s 30 largest metropolitan areas. It will be able to serve over 112,000 seniors and their families with a workforce of more than 80,000 associates. Brookdale’s scope of services will include independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The company also plans to create comprehensive post-hospitalization care services.

Offering the array of senior living solutions is designed to meet America’s growing demand for services as well as the varying needs of individuals throughout the aging process.

“Each person ages differently and every family has its own unique situation,” said T. Andrew Smith, chief executive officer for Brookdale Senior Living. “Seniors often require varying types and levels of care, sometimes in combination with one another, at different times of their lives. Along with a greater geographic presence, this merger will expand the services and solutions we can offer to those in our care now and into the future. In bringing together the nation’s leading providers of award-winning senior living solutions, we will continue to develop and enhance services as we combine resources and share our best practices.”

Brookdale’s scope and breadth after the merger will enable it to help shape senior care for the future.

“Our two organizations have been dedicated to constant innovation,” said Smith. “As we continue this focus, we seek to provide care models that will help the nation in meeting the needs of the rapidly growing senior population.” Smith noted that by 2050, the projected population of Americans 65 and over will reach 88.5 million, more than double the figure from 2010.

“Brookdale and Emeritus have a shared value that is at the foundation of everything we do,” said Granger Cobb, president and CEO for Emeritus. “We are passionately committed to making a difference in the lives of seniors and their families. The combined talent and experience of the organizations will allow us to share best practices and continue to innovate so as to provide a range of solutions that serve the needs and desires of the consumer.”

The merger agreement is subject to shareholder approval by both companies, regulatory approvals and third-party consents, such as lenders and landlords. It is expected to be completed by third quarter of 2014.

About Brookdale Senior Living

Brookdale Senior Living Inc. is a leading owner and operator of senior living communities throughout the United States. The Company is committed to providing senior living solutions within properties that are designed, purpose-built and operated with the highest-quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia-care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the Company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdale.com. Brookdale Senior Living’s common stock is traded on the New York Stock Exchange under the symbol BKD.

About Emeritus Senior Living

Emeritus Senior Living is the largest assisted living and memory care provider in the United States, with the ability to serve nearly 54,000 residents. More than 31,000 employees support approximately 510 communities throughout 45 states coast to coast. Emeritus offers the spectrum of senior residential choices, care options, and life enrichment programs that fulfill individual needs and promote purposeful living during the aging process. Senior living service offerings include independent living, assisted living, memory care, skilled nursing, home health care, and rehabilitation services. Emeritus experts provide insights on senior living, care, wellness, brain health, and family topics at www.emeritus.com, which also offers details on the organization’s family-focused philosophy and services. Emeritus’ common stock is traded on the New York Stock Exchange under the symbol ESC.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings” or by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

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[Quick Facts]

The Coverage to Care for Seniors Nationwide.

Brookdale and Emeritus Join Together to Change the Face of Aging Solutions.

By 2050, the projected population of Americans 65 and over will reach 88.5 million (more than double the figure from 2010).

There are 43.5 million family caregivers caring for seniors with almost 15 million caring for someone with Alzheimer’s or other dementia

54% of the 6.5 million seniors ages 80 and older live within a 10 mile radius of the company’s communities.

A Trusted Partner for Millions of Seniors and Their Families

With 1,160 communities in 46 states, Brookdale will be uniquely positioned to be a trusted national partner in providing a compelling array of senior living solutions for America’s seniors and their families. With communities in both traditional retirement regions such as Florida, Arizona, and Texas, as well as in neighborhoods across country, Brookdale’s national presence will enable families and seniors to stay close together while also experiencing the highest quality care and services.

This first-ever truly national senior living solutions company will offer a full continuum of services for seniors and their families with unprecedented scope and quality. This offering will give consumers nationwide a comprehensive senior living solutions model that includes independent living, assisted living, Alzheimer’s and dementia care, skilled nursing, home health, hospice, short-term rehabilitation and therapy, long-term care and private-duty home care.

New Answers to the Age Old Questions of Aging

Often times, the responsibility to care for an aging loved one lies with an adult child. Known as the “sandwich generation,” these individuals are working adults with children of their own who have the added responsibility of caring for their aging parent – often at a distance. National estimates suggest more than 43 million adults are caring for aging seniors and 14.5 million are caring for someone with Alzheimer’s or dementia.

Through Brookdale’s unique continuum of solutions, families are able to access care and support services in their home and then transition to a community as their wants and needs evolve. Brookdale’s ability to provide families with customized solutions that meet their unique circumstances is unparalleled in the senior care industry and simplifies the complex and often emotionally challenging decisions associated with aging.

The Affordable Care Act and Senior Care:

The ACA is driving more alignment between physicians, hospitals, and post-acute providers to improve quality and reduce costs. There is also growing appreciation for the positive role senior living can play in improving the health and well-being of seniors. As such there are opportunities to develop innovative healthcare delivery models that integrate senior living, post-acute care, hospitals and physicians. Brookdale’s national footprint and continuum of senior living and post-acute solutions positions the company to play a leading role in influencing how healthcare is delivered and consumed for millions of seniors.